ALCOA EXTENDS TENDER OFFER FOR CORDANT


      PITTSBURGH, April 25, 2000 - Alcoa announced today that it has extended its $57.00 per share cash tender offer for all of the issued and outstanding shares of Cordant Technologies Inc. The tender offer, as extended, will expire at 5:00 p.m. Eastern Daylight Savings Time on Friday, May 19, 2000. As of the close of business on April 24, 2000, the number of shares of Cordant common stock that had been validly tendered was 33,169,088, including guaranteed deliveries. Alcoa noted that it submitted the required antitrust notification to the European Commission on April 11, 2000 and received notice from the EC that the waiting period will expire on May 19, 2000, unless extended.

 Alcoa (NYSE: AA)
 Cordant Technologies (NYSE: CDD)


 Editorial Contact:       Joyce A. Saltzman
                          412-553-4467

 Investor Relations:      Randall J. Killeen
                          412-553-2231